SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  0-23271

RICHMOND COUNTY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

1214 Casteton Avenue
Staten Island, New York 10310
(718) 448-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[X] [ ] [ ] [ ] [X]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [X]

Approximate number of holders of record as of the
certification or notice date:  0

           Pursuant to the requirements of the Securities Exchange Act of 1934, New York Community Bancorp, Inc. (“New York Community”), as the successor issuer to Richmond County Financial Corp. (“Richmond County”) pursuant to the merger of Richmond County with and into New York Community, has caused this certification/notice to be signed and filed on behalf of Richmond County by the undersigned duly authorized person.

Dated: July 31, 2001	By:	/s/ Michael J. Lincks

		Name: Title:	Michael J. Lincks Executive Vice President and Corporate Secretary